UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              InnoPet Brands Corp.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   45765C 10 3
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                                 (CUSIP Number)

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 23, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box 9.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 5.

                                  SCHEDULE 13D

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             CUSIP No. 45765C 10 3                                                         Page 2 of 5 Pages
                       ------------                                                             --   --
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
     1     NAME OF REPORTING PERSON

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Explorer Fund Management, L.L.C.

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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)    [ ]
                                                                                                   (b)    [ ]

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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS*

           AF,WC

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]
           N/A

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

---------------------------- -------- --------------------------------------------------------------------------------------

         NUMBER OF               7    SOLE VOTING POWER
          SHARES                      80,000
       BENEFICIALLY          -------- --------------------------------------------------------------------------------------
         OWNED BY                8    SHARED VOTING POWER
           EACH                       9,202,218
         REPORTING
          PERSON             -------- --------------------------------------------------------------------------------------
           WITH                  9    SOLE DISPOSITIVE POWER
                                      80,000
                             -------- --------------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      9,202,218


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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,282,218
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           0

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           64.1%

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   14      TYPE OF REPORTING PERSON*

           IA
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


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

Common Stock, $.01 par value
InnoPet Brands Corp.
1 East Broward Boulevard, Suite 1100
Fort Lauderdale, Florida  33301

ITEM 2.  IDENTITY AND BACKGROUND.

         Explorer Fund Management, L.L.C.("EFM") is a Delaware limited liability company. EFM is principally engaged as an investment adviser. Explorer Partners, L.L.C. ("EP"), a Delaware limited liability company, is the record owner of 9,202,218 shares of InnoPet Brands Corp. ("InnoPet") common stock (the "Common Stock"). Pursuant to an Investment Advisory Agreement (the "Advisory Agreement") between EP and EFM, EP has engaged EFM as its investment adviser and has agreed to pay EFM an asset-based and a performance-based management fee. Pursuant to this advisory relationship, EFM has been granted the power to exercise voting and investment control over such shares of Common Stock owned by EP. EFM's principal place of business is 444 North Michigan Avenue, Suite 2610, Chicago, Illinois 60611. Items (d) and (e) required by this Item 2 are inapplicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONDITIONS.

         On December 18, 1997, InnoPet entered into a Subscription Agreement and Investment Representation with EP to purchase 10,000 shares of 8% Series B cumulative convertible preferred stock (the "Series B Preferred Stock") at a purchase price of $100 per share, with an option to purchase an additional 30,000 shares of Series B Preferred Stock. EP purchased 10,000, 2,000 and 8,000 shares of the Series B Preferred Stock on December 18, 1997, February 20, 1998 and March 18, 1998, respectively. The aggregate purchase price for each of these acquisitions was $1,000,000, $200,000 and $800,000. EP paid the purchase price for the Series B Preferred Stock from EP's working capital.

         The Series B Preferred Stock was convertible by EP at any time into a number of shares of InnoPet Common Stock equal to (i) the number of shares of Preferred Stock converted, multiplied by (ii) the quotient of (a) $100, and (b) 80% of the average closing bid price for a share of InnoPet Common Stock as quoted on the OTC Electronic Bulletin Board for the five trading days preceding the conversion date, provided that such conversion price shall not exceed $6.00 per share. The Series B Preferred Stock pays a quarterly dividend of 8% per year and is payable at InnoPet's sole option in cash or by the issuance of shares of Common Stock.

         On April 30, 1998, EP exercised its right to convert 75 shares of Series B Preferred Stock and received 4,747 shares of InnoPet Common Stock in exchange therefor. On June 23, 1998, EP exercised its right to convert all of the remaining 19,925 shares of Series B Preferred Stock it owned, and received 8,991,426 shares of InnoPet Common Stock, including 210,545 shares of Common Stock received as a dividend on the Series B Preferred Stock. Pursuant to a Registration Rights Agreement by and between EP and InnoPet, InnoPet has agreed to register the shares of Common Stock underlying the Series B Preferred Stock owned by EP, subject to certain limitations and conditions. InnoPet has also agreed to register any shares of Common Stock received by EP in lieu of a cash dividend with respect to the Series B Preferred Stock.

         In connection with EP's purchase of the Series B Preferred Stock, InnoPet issued 40,000, 8,000 and 32,000 Redeemable Warrants to purchase Common Stock (the "Warrants") to EFM on December 18, 1997, February 20, 1997, and March 18, 1998, respectively. These Warrants are exercisable at any time at a price of $6.00 per share and expire on December 5, 2001. The Warrants were issued to EFM at a purchase price of $.0001 per Warrant. The shares of Common Stock underlying the Warrants were registered by InnoPet and covered by a prospectus dated April 9, 1998, as supplemented on May 1, 1998.

         Except for the investment advisory services to be provided to EP by EFM, there are no other agreements or understandings between EFM and EP with respect to the acquisition, disposition, voting or control of shares of InnoPet Common Stock beneficially owned by EFM and EP.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) EFM does not have any present intention to acquire or dispose of any additional securities of InnoPet. Although EFM may acquire up to 80,000 shares of Common Stock pursuant exercise of the Warrants, it has no intention to exercise the Warrants at this time or in the immediate future.

         (d) Based upon representations made by EP, EFM believes that EP desires to utilize its Common Stock ownership to cause a change in certain of the members of the Board of Directors and officers of InnoPet.

         EFM does not have any plans or proposals to take any of the other actions required to be disclosed pursuant to this Item 4.

ITEM 5. INTEREST IN SECURITIES OF ISSUER (as of June 23, 1998).

         (a) EFM is the beneficial owner of an aggregate of 9,282,218 shares of Common Stock, or 64.1% of the issued and outstanding Common Stock of InnoPet, including (i) 9,202,218 shares of Common Stock held of record by EP, and (ii) 80,000 shares of Common Stock underlying the Warrants held of record by EFM which are immediately exercisable.

         (b) EFM has sole voting and investment power with respect to the 80,000 shares of Common Stock underlying the Warrants, as the Warrants are immediately exercisable. EFM shares voting and investment power with EP with respect to the 9,202,218 shares of Common Stock owned by record by EP. EFM hereby disclaims beneficial ownership of 9,202,218 shares of Common Stock held by EP except to the extent that it exercises voting or investment control over such shares.

         (c) See the description of transactions set forth in Item 3 above.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Items 3 and 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Investment Advisory Agreement, dated as of June 6, 1997, by and between EP and EFM.

         (b) Form of Registration Rights Agreement, dated as of December 18, 1997, by and between EP and InnoPet, incorporated by reference from
             Exhibit 4.10 to Amendment No. 1 to InnoPet's Registration Statement on Form SB-2 (File No. 333-36755), as filed with the Securities and Exchange Commission on March 26, 1998.

         (c) Form of Subscription Agreement and Investment Representation, dated December 18, 1997, by and between EP and InnoPet, incorporated by reference from Exhibit 4.8 to Amendment No. 1 to InnoPet's Registration Statement on Form SB-2 (File No. 333-36755), as filed with the Securities and Exchange Commission on March 26, 1998.

         (d) Investor Subscription Agreement, dated as of December 18, 1997, by and between EFM and InnoPet, incorporated by reference from Exhibit
             4.9 to Amendment No. 1 to InnoPet's Registration Statement on Form SB-2 (File No. 333-36755), as filed with the Securities and Exchange Commission on March 26, 1998.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     7/1/98
------------------------------------
Date

Explorer Fund Management, L.L.C.

By:      /S/ ROBERT L. HOLZ
   ---------------------------------
   Robert L. Holz, Managing Director

                                                                       EXHIBIT A

                         INVESTMENT ADVISORY AGREEMENT

         THIS INVESTMENT ADVISORY AGREEMENT ("Agreement") dated as of June 6, 1997, is by and between Explorer Partners, L.L.C., a Delaware limited liability company (the "Partners") and Explorer Fund Management, L.L.C. (the "Adviser"), an Illinois limited liability company.

         WHEREAS, the Partners is vested with the authority and responsibility to manage its assets and is authorized to retain one or more investment advisers and to delegate all or a portion of its investment authority to such investment advisers; and

         WHEREAS, the Adviser has agreed to provide, and the Partners hereby retains the Adviser to provide, investment advisory services to the Adviser on the terms and conditions set forth herein with respect to the purchase and sale of the assets of the Partners;

         NOW, THEREFORE, the parties hereto agree as follows:

         1. (a) RETENTION OF THE ADVISER BY THE PARTNERS. The Partners hereby employs the Adviser to act as an investment adviser for, and to consult with respect to, the investment and reinvestment of the assets of the Partners in accordance with the Partners's investment objective and policies and limitations, (attached as Appendix A) and to consult with respect to the administration of its affairs to the extent required by, and subject to the review and supervision of, the Partners for the period and upon the terms herein set forth.

            (b) ADVISER'S ACCEPTANCE OF EMPLOYMENT. The Adviser accepts such employment and agrees during such period to render such services, to supply investment research and portfolio management (including without limitation the selection of securities for the Partners to purchase, hold or sell and the selection of brokers and banks through whom the Partners's portfolio transactions are executed and financed, in accordance with the policies) and to consult with respect to the administration of the business affairs of the Adviser and the Partners. Initial assets for management will begin at $1,000,000 on June 9, 1996.

            (c) INDEPENDENT CONTRACTOR. The Adviser shall be deemed to be an independent contractor under this Agreement and, unless otherwise expressly provided or authorized, shall have no authority to act for or represent the Partners in any way or otherwise be deemed an agent of the Partners.

            (d) NON-EXCLUSIVE AGREEMENT. The services of the Adviser to the Partners under this Agreement are not to be deemed exclusive, and the Adviser shall be free to render similar services or other services to others so long as its services hereunder are not impaired thereby.

            2. (a) FEE. For the services described in Section 1, the Adviser and the Partners shall pay to the Adviser a management fee at the annual rate of 1% of the Partners's assets attributed for management ("Assets") by the Adviser at the beginning of each month, and a quarterly performance fee of 25% of the Partners's "new high" increase in the Assets for any calendar quarter end (March 31, June 30, September 30 and December 31) after first achieving 10%.

            (b) PRORATION. For the month, quarter and year in which this Agreement becomes effective or terminates, there shall be an appropriate proration of the Adviser's fee on the basis of the number of days that the Agreement is in effect during such month, quarter and year, respectively.

         3. EXPENSES. The Partners shall assume and pay all reasonable expenses incurred by the Adviser in connection with providing the Partners with the services set forth in Section 1 hereof or fulfilling its obligations hereunder. The Partners shall pay all expenses relating to the management of its assets including, but not limited to, any costs of safekeeping, transportation, acquisition and disposition of assets, such as brokerage, security financing and other execution costs and custody fees.

         4. LIABILITY. The Adviser shall not be liable for any error of judgment or of law, or for any loss suffered by the Partners in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance or bad faith on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under this Agreement.

         5. (a) TERM. This Agreement shall become effective on the date hereof and shall remain in full force and effect until June 30, 1998 and shall automatically be renewed for additional one year periods from year to year thereafter; unless sooner terminated as hereinafter provided.

            (b) TERMINATION. This Agreement may not be assigned or otherwise transferred (by operation of law or otherwise) by either party hereto, without the express written consent of the other party hereto. This Agreement may be terminated at any time without the payment of any penalty by the Partners or by the Adviser on one hundred eighty (180) days written notice to the other party.

            (c) PAYMENT UPON TERMINATION. Termination of this Agreement shall not affect the right of the Adviser to receive payment on any unpaid balance of the compensation described in Section 2 earned prior to such termination, including unrealized gains from assets in the portfolio at the time of such termination.

         6. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder shall not be thereby affected.

         7. INDEMNITY AND LIABILITY. The Partners will indemnify and hold the Adviser harmless from and against all expenses or liabilities arising out of or in connection with or based upon the performance by the Adviser of this Agreement and the transactions contemplated hereby; provided, however, that the foregoing indemnity shall not be applicable with respect to any expense or liability arising solely out of or based solely upon the willful misfeasance or bad faith of the Adviser in performing services hereunder. The Adviser shall not be liable to the Partners or any other person for performance by the Adviser of this Agreement, except for losses resulting from its willful misfeasance or bad faith in performing service hereunder. The Partners agrees that any indemnity or release of liability provided hereunder shall survive the termination of this Agreement.

         8. CONFIDENTIALITY. The Adviser will treat as confidential any information furnished to it by the Partners, except for disclosure of such information as may be required by law. The Partners will treat any information furnished by the Adviser as confidential for use only with respect to the assets of the Partners.

         9. GOVERNING LAW. To the extent Federal law does not apply, this Agreement shall be construed in accordance with the laws of the state of Illinois for contracts to be performed entirely therein and without regard to the choice of law principles thereof.

        10. ENTIRE AGREEMENT. This Agreement and Appendix A hereto together contains the entire understanding of the parties hereto relating to the provision of investment advisory services by the Adviser to the Partners and may not be amended or modified in any respect except by a writing signed by the parties hereto.

        11. CONFLICTS OF INTEREST. The Adviser, or an affiliate of the Adviser, may earn placement, investment banking or other fees in connection with the private placement of equity securities, which equity securities may be purchased by the Partners or by other investment advisory clients of the Adviser.

        The Adviser may have other investment advisory clients and investment vehicles and will seek to allocate investment opportunities and dispositions fairly among all clients or vehicles. The Adviser may cause the Partners to purchase securities from or sell securities to such other clients or vehicles when the Adviser believes such transactions are appropriate. Proprietary trades made by or on behalf of the Adviser, or the principals and employees of the Adviser, which are in the same securities or instruments in which the Partners is making a purchase or sale will only be effected after such trades have been effected on behalf of the Partners.

        The Adviser will seek to disclose to the Partners any specific conflicts of interest not previously disclosed that arise and which are considered by the Adviser to be material to investors in the Partners.

        No funds, securities or property of the Partners will be commingled by the Adviser with the property of any other fund or person.

        12. NOTICES. All notices required or permitted to be sent under this Agreement shall be sufficient if delivered or faxed to the Adviser at:

                         Explorer Fund Management, L.L.C.
                         444 North Michigan Avenue
                         Suite 2910
                         Chicago, IL 60611
                         Attention: Mr. Robert L. Holz
                         Telephone Number: (312) 321-1600
                         Fax Number:       (312) 321-1660

or such other name or address as may be given in writing to the Partners. All notices hereunder shall be sufficient if delivered or faxed to the Partners at the same address written above or such other name or address as may be given in writing in the Adviser.

IN WITNESS WHEREOF, the Adviser and the Partners have caused this Agreement to be executed on the day and year first above written.

                    EXPLORER PARTNERS, L.L.C.

                    By: /s/ TIMOTHY J. KEATING
                       -----------------------
                    Name:  Timothy J. Keating
                    Title: Manager and Member



                    EXPLORER FUND MANAGEMENT, L.L.C., ADVISER

                    By: /s/ ROBERT L. HOLZ
                       ---------------------
                    Name:  Robert L. Holz
                    Title: Managing Director

                                   APPENDIX A

The Partners' investments shall be in common stocks, convertible preferred stock, convertible debentures, debentures, warrants on common stock. The investments may be in private placements. The investment horizon for each is expected to be approximately six months, however, it may be longer.